Mail Stop 4561

      August 19, 2005


      VIA USMAIL and FAX (604) 980-6675

Ms. Tammy-Lynn McNabb
Chief Executive Officer, Chief Financial Officer
Vitasti, Inc.
100-1001 Churchill Crescent
North Vancouver, B.C., Canada V7P 1T2

      Re:	Vitasti, Inc.
      Form 10-KSB for the year ended 12/31/2004
      Filed 4/15/2005
      	File No. 000-26673

Dear Ms. Tammy-Lynn McNabb:

      We have reviewed your response letter dated August 5, 2005 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

General

1. We have read your response to comment 1.   You provided
financial
statements for the transition period of seven months ended
December
31, 2004.   In the Commission`s Release No. 33-6823, your 10-K
must
include financial statements, which may be unaudited, for the comparable period of the prior year, or a footnote, which may be unaudited, giving specified information for the comparable period of
the prior year.   Please revise to provide the required financial
information for the seven months ended December 31, 2003.


Note 2 - Acquisition Of Business

2. Based on your response to comment 4, you represent that you acquired only the assets of LCC. Please advise how you determined this was an acquisition of assets rather than a business under EITF
98-3 which provides guidance in determining whether an asset group constitutes a business.

3. Further to our previous comment, the business combination between
Low Carb Centre and Vitasti, Inc. involved the exchange of equity
interests.   Subsequent to the business combination, the
shareholders
of Low Carb Centre obtained the larger portion of the voting rights
of the combined entity and compose most of the governing body and
senior management of the combined entity.   Tell us how you
considered paragraph 17 of SFAS 141 in determining that the business combination does not represent a reverse acquisition.

4. We have read your response to comment 5.   The combined assets
acquired from Low Carb Centre exceeded 40% of your consolidated total
assets.   Per Item 310 (c) (3) of Regulation S-B, financial
statements shall be furnished for the two most recent fiscal years
and any interim periods.   Low Carb Centre`s inception date was
February 6, 2003 and you closed on the Acquistion Agreement on
November 23, 2004.   Please amend the 8-K/A to provide the
required
financial information for the interim period ended September 30, 2004.


*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3413 if you have questions.



						Sincerely,



Cicely Luckey
Accounting Branch Chief



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Vitasti, Inc.
August 19, 2005
Page 1